UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No.   )


                  Area Investment and Development Company
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                               (Name of Issuer)


                        Common Stock, par value $0.0 1
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                        (Title of Class of Securities)


                                  039878 20 2
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                                (CUSIP Number)


       Tammy Gehring, 2133 East 9400 South, Suite 151, Sandy, Utah 84093
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    (Name, address and telephone number of person authorized to receive notices and communications)


                               October 9, 1999
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                PAGE 1 OF 6
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                                                                PAGE 2 OF 6
                                  SCHEDULE 13D
CUSIP No.  039878 20 2

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

     Ken Kurtz    ###-##-####
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
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                         7)  SOLE VOTING POWER
NUMBER OF                                         3,800,000 shares (42.0%)
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          1,843 shares (0.02%)
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       3,800,000 shares (42.0%)
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  1,843 shares (0.02%)
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,801,843 shares (3,800,000 directly owned and 1,843 shares indirectly owned through Park Street Investments, Inc.)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.02%
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14)  TYPE OF REPORTING PERSON

     IN   Individual
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                                                                PAGE 3 OF 6
                                  SCHEDULE 13D
CUSIP No.  039878 20 2

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

     Park Street Investments, Inc.      87-0517103
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Park Street Investments, Inc. is organized in the State of Utah
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                         7)  SOLE VOTING POWER
NUMBER OF                                         -0- shares (0.0%)
SHARES                   ----------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          1,843 shares (0.02%)
EACH                     ----------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       -0- shares (0.0%)
                          ---------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  1,843 shares (0.02%)
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- shares
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
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14)  TYPE OF REPORTING PERSON

     CO   Corporation
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
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                                                                PAGE 4 OF 6
Item 1.  Security and Issuer

This statement relates to common stock, par value $0.01 ("Common Stock"), of Area Investment and Development Company, a Utah corporation, with principal executive offices at 2133 East 9400 South, Suite 151, Sandy, Utah 84093 (the "Issuer" or "Company").


Item 2.  Identity and Background

(a) This statement is filed by Ken Kurtz, an individual, and Park Street Investments, Inc., a Utah corporation ("Park Street")

(b) The business address for both Ken Kurtz and Park Street is 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

(c) The principal occupation of Ken Kurtz is a private investor and consultant. Ken Kurtz is also the president and sole shareholder of Park Street. The principal business of Park Street is providing financial and business consulting.

(d) During the last five years, Ken Kurtz and Park Street have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Ken Kurtz and Park Street was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ken Kurtz is a U.S. citizen.  Park Street is a Utah corporation.


Item 3.  Source and Amount of Funds or Other Consideration

Effective December 11, 1995 and ratified on October 9, 1996, Park Street Investments, Inc. ("Park Street") was issued 110,000 restricted shares, at par value of $0.01, pursuant to the Consulting Agreement dated January 5, 1996. Effective March 15, 1996 the 110,000 shares owned by Park Street were reverse split (ratio: 59.7 to 1) to 1,843 shares. Note: Ken Kurtz is the sole officer, director and shareholder of PSI.

Effective June 15, 1997, Ken Kurtz was issued 2,000,000 restricted shares, at par value of $0.01, for consideration of serving as an officer/director of the Company and further for services provided to the Company.

Effective April 5, 1999, Ken Kurtz was issued 2,000,000 restricted shares, at par value of $0.01, for $20,000.00 cash.

On April 16,1999 Ken Kurtz subsequently transferred 200,000 restricted shares to an unaffiliated third party for services.







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                                                                PAGE 5 OF 6
Item 4.  Purpose of Transaction

See "Item 3. Source and Amount of Funds or Other Consideration" above. At this time, Mr. Kurtz has no intention of acquiring additional shares of the Issuer reported herein, although he reserves the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Company reported herein. Mr. Kurtz has no present intention or arrangements or understandings to effect any of the transactions listed in
Item 4(a)-(j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Financial Consulting Agreement dated June 15, 1997 by and between Park Street Investments, Inc. and Area Investment and Development Company, incorporated herein by reference from the Issuer's initial registration statement on Form 10-SB originally filed on August 9, 1999.

Ken Kurtz does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts and calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits.

Financial Consulting Agreement dated June 15, 1997 by and between Park Street Investments, Inc. and Area Investment and Development Company, incorporated herein by reference from the Issuer's initial registration statement on Form 10-SB originally filed on August 9, 1999.






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                                                                PAGE 6 OF 6
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ken Kurtz                               Park Street Investments, Inc.

 /s/ Ken Kurtz                           /s/ Ken Kurtz
--------------------------------        --------------------------------
Ken Kurtz, an individual                Ken Kurtz, President

Dated: October 1, 1999                  Dated: October 1, 1999


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).